Exhibit 12.1

MoneyGram International, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in millions, except for ratios)

	Three Months	Year Ended December 31,
		Y2013	Y2012	Y2011	Y2010	Y2009	Y2008
	Ended March 31, 2014
Earnings
Pretax income from continuing operations	$27.3	$85.3	$(8.9)	$39.8	$58.4	$(22.3)	$(337.2)
Fixed charges	10.0	50.0	73.1	88.0	103.8	109.8	96.7

Total earnings	$37.3	$135.3	$64.2	$127.8	$162.2	$87.5	$(240.5)

Fixed Charges
Interest expensed	$9.1	$44.0	$65.3	$78.8	$84.6	$99.9	$87.2
Amortization of debt expense, premium and discount	0.6	3.3	5.6	7.4	17.5	8.0	5.5
Estimated interest component of rent expense	0.4	1.6	1.5	1.6	1.4	1.3	1.2
Interest component of uncertain tax positions	(0.1)	1.1	0.7	0.2	0.3	0.6	2.8

Total fixed charges	$10.0	$50.0	$73.1	$88.0	$103.8	$109.8	$96.7

Preferred dividend requirement	$—	$—	$—	$47.6	$192.3	$169.7	$117.8
Total fixed charges and preferred dividend requirement	$10.0	$50.0	$73.1	$135.6	$296.1	$279.5	$214.5
Ratio of earnings to fixed charges	3.73	2.71	0.88	1.45	1.56	0.80	(2.49)
Deficiency of earnings to fixed charges	$—	$—	$8.9	$—	$—	$22.3	$337.2
Ratio of earnings to fixed charges and preferred dividend requirements	3.73	2.71	0.88	0.94	0.55	0.31	(1.12)
Deficiency of earnings to fixed charges and preferred dividend requirements	$—	$—	$8.9	$7.8	$133.9	$192.0	$455.0